UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 27, 2005

BHP Billiton Plc
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

27 October 2005
Number 42/05

 BHP BILLITON PRODUCTION REPORT FOR THE QUARTER ENDED 30 SEPTEMBER 2005

BHP Billiton today released its production report for the quarter ended 30 September 2005. Throughout this report, unless otherwise stated, production volumes refer to BHP Billiton share.

  Record quarterly copper and nickel production reflecting the successful integration of the recently acquired OIympic Dam and Nickel West (both Australia) assets.

  Petroleum volumes impacted by hurricane related production disruptions in the Gulf of Mexico (USA) and unplanned outages at North West Shelf (Australia).

  Escondida Norte (Chile) successfully commissioned on schedule.

  Western Australia Iron Ore production impacted by unseasonably wet weather conditions and a train derailment.

	SEPT	SEP Q05	SEP Q05
	2005	vs	vs
PETROLEUM	QTR	SEP Q04	JUN Q05
Crude Oil & Condensate ('000 bbl)	12,234	-1%	-12%
Natural Gas (bcf)	97.65	27%	-1%
Total Petroleum Products (million boe)	31.38	12%	-5%

Total Petroleum Products - Total production for the September 2005 quarter of 31.4 million barrels of oil equivalent was higher than the September 2004 quarter. This primarily reflects increased natural gas production. Production was lower than the June 2005 quarter primarily reflecting hurricane related production disruptions in the Gulf of Mexico.

Crude Oil and Condensate - Production for the September 2005 quarter was in line with the September 2004 quarter. Natural field decline at Bass Strait (Australia) and Typhoon (USA), the sale of our interest in Laminaria (Australia) in January 2005, well downtime at North West Shelf and hurricane damage at Typhoon all led to lower volumes during the quarter. Offsetting this was new production following the commissioning of ROD (Algeria) in October 2004 and Angostura (Trinidad & Tobago) and Mad Dog (USA), both in January 2005.

Production was lower than the June 2005 quarter due to natural field decline at Bass Strait, Typhoon and Liverpool Bay (UK), well downtime at North West Shelf and hurricane interrupted production at Typhoon and Mad Dog.

Natural Gas - Production for the September 2005 quarter was significantly higher than the September 2004 quarter. This reflects the commissioning of Minerva (Australia) in January 2005, higher production of North West Shelf LNG following the commissioning of the 4th LNG Train in September 2004 and extended shut-downs at Liverpool Bay and Bruce (UK) in the September 2004 quarter.

Production for the September 2005 quarter was in line with the June 2005 quarter. Higher demand for Bass Strait and Minerva gas was offset by lower seasonal demand for Liverpool Bay gas, higher downtime at Bruce, Liverpool Bay and North West Shelf and hurricane interruptions to production at Typhoon.
	SEPT	SEP Q05	SEP Q05
	2005	vs	vs
ALUMINIUM	QTR	SEP Q04	JUN Q05
Alumina ('000 tonnes)	1,028	3%	-2%
Aluminium ('000 tonnes)	334	-1%	4%

Alumina - September 2005 quarter production increased over the September 2004 quarter primarily reflecting increased production at Worsley (Australia). Whilst a calciner outage impacted production at Worsley in both quarters, there was a lesser effect in the current quarter.

Production was slightly below the June 2005 quarter reflecting scheduled calciner maintenance at both Worsley and Alumar (Brazil). This was partially offset by recovering production from Suriname following commissioning difficulties with the expansion project in the prior quarter.

Aluminium - September 2005 quarter production increased over the June 2005 quarter reflecting recovering production at Bayside (South Africa) following a potline outage in April 2005.
	SEPT	SEP Q05	SEP Q05
	2005	vs	vs
BASE METALS	QTR	SEP Q04	JUN Q05
Copper ('000 tonnes)	308.9	24%	14%
Silver ('000 ounces)	11,362	-3%	-4%
Lead (tonnes)	64,873	0%	0%
Uranium Oxide Concentrate (tonnes)	1,088	n/a	n/a

Copper - Record quarterly copper production was achieved in the September 2005 quarter. This primarily reflects the inclusion of a full quarter of production from Olympic Dam and record quarterly production at Escondida (Chile), reflecting higher head grades and increased mill throughput. This was partially offset by lower production from Cerro Colorado following an earthquake in June 2005.

Silver - Decreased production in the September 2005 quarter was driven by lower head grades at Cannington (Australia).

Lead - September quarter production was in line with both the September 2004 and June 2005 quarters.

Uranium Oxide Concentrate - Production of 1,088 tonnes of uranium oxide for the September 2005 quarter reflects the inclusion of a full quarter of production from Olympic Dam.
	SEPT	SEP Q05	SEP Q05
	2005	vs	vs
CARBON STEEL MATERIALS	QTR	SEP Q04	JUN Q05
Iron ore ('000 tonnes)	23,601	5%	-7%
Metallurgical Coal ('000 tonnes)	8,986	-3%	-6%
Manganese Ores ('000 tonnes)	1,387	1%	-2%
Manganese Alloys ('000 tonnes)	139	-29%	-11%

Iron Ore - September 2005 quarter production increased over the September 2004 quarter reflecting the ramp up of production at Western Australia Iron Ore following the completion of the Accelerated Expansion Project and Rapid Growth Project 1 in June 2004 and December 2004 respectively.

Production was lower than the June 2005 quarter reflecting unseasonably wet weather conditions and a train derailment at Western Australia Iron Ore.

Metallurgical Coal - September 2005 quarter production was lower than the September 2004 quarter. This primarily reflects lower Queensland Coal (Australia) production due to the depletion of reserves at Riverside, a scheduled dragline outage at Saraji and heavy rainfall at South Walker Creek. This was partially offset by increased production at Illawarra Coal (Australia) following the commissioning of Dendrobium in April 2005.

Production was lower than the June 2005 quarter due to decreased production at Queensland Coal as outlined above, and lower production at Illawarra Coal reflecting longwall changeouts at both West Cliff and Appin.

Manganese ore - Production for the September 2005 quarter was in line with both the September 2004 and June 2005 quarters.

Manganese alloys - Decreased production in the September 2005 quarter reflects scheduled maintenance at Metalloys (South Africa) and changes to product mix at Temco (Australia).

	SEPT	SEP Q05	SEP Q05
	2005	vs	vs
DIAMONDS & SPECIALTY PRODUCTS	QTR	SEP Q04	JUN Q05
Diamonds ('000 carats)	852	-14%	-11%
Fertilizer ('000 tonnes)	244.9	n/a	n/a

Diamonds - Carat production decreased in the September 2005 quarter reflecting the processing of lower grade ore at Ekati (Canada). This is expected to continue for the remainder of the 2006 financial year.

Fertilizer - Increased production for the September 2005 quarter reflects the inclusion of a full quarter of production from Southern Cross Fertilizer Operations (Australia) (formerly Queensland Fertilizer Operations).

	SEPT	SEP Q05	SEP Q05
	2005	vs	vs
ENERGY COAL	QTR	SEP Q04	JUN Q05
Energy Coal ('000 tonnes)	24,010	3%	6%

Energy Coal - Production for the September 2005 quarter was higher than the September 2004 quarter reflecting record quarterly production at New Mexico Coal (USA) due to favourable geological conditions at San Juan Coal and inventory building in preparation for a dragline outage at Navajo Coal. In addition, record production at Cerrejon Coal (Colombia) reflects the ramp up of recently expanded capacity.

Production was higher than the June 2005 quarter and primarily reflects higher production at Ingwe (South Africa) due to ongoing improvement initiatives and response to increased domestic demand, as well as record quarterly production at both New Mexico Coal and Cerrejon Coal.
	SEPT	SEP Q05	SEP Q05
	2005	vs	vs
STAINLESS STEEL MATERIALS	QTR	SEP Q04	JUN Q05
Nickel ('000 tonnes)	44.1	125%	39%

Nickel - Record production in the September 2005 quarter primarily reflects the inclusion of a full quarter of production from Nickel West. This was partially offset by lower production at Yabulu (Australia) reflecting maintenance and tie-in activities associated with the Yabulu expansion project.

Production at Cerro Matoso (Colombia) in the September 2005 quarter was higher than the September 2004 quarter reflecting improved operating efficiencies, however a major planned maintenance shut down led to lower production compared to the June 2005 quarter.

****

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP BILLITON PRODUCTION SUMMARY
		QUARTER ENDED			QUARTER ENDED		% CHANGE
							SEP Q05	SEP Q05
		SEPT	JUNE	SEPT	SEPT	SEPT	vs	vs
		2004	2005	2005	2005	2004	SEP Q04	JUN Q05
PETROLEUM
Crude oil & condensate	('000 bbl)	12,366	13,939	12,234	12,234	12,366	-1%	-12%
Natural gas	(bcf)	77.19	98.79	97.65	97.65	77.19	27%	-1%
LPG	('000 tonnes)	231.03	213.71	234.24	234.24	231.03	1%	10%
Ethane	('000 tonnes)	27.75	22.97	28.02	28.02	27.75	1%	22%
Total Petroleum Products	(million boe)	28.03	33.13	31.38	31.38	28.03	12%	-5%

ALUMINIUM
Alumina	('000 tonnes)	1,000	1,054	1,028	1,028	1,000	3%	-2%
Aluminium	('000 tonnes)	339	321	334	334	339	-1%	4%

BASE METALS
Copper	('000 tonnes)	248.8	269.8	308.9	308.9	248.8	24%	14%
Lead	(tonnes)	64,910	64,652	64,873	64,873	64,910	0%	0%
Zinc	(tonnes)	23,851	28,204	29,147	29,147	23,851	22%	3%
Gold	(ounces)	30,132	31,882	53,666	53,666	30,132	78%	68%
Silver	('000 ounces)	11,769	11,881	11,362	11,362	11,769	-3%	-4%
Uranium oxide concentrate	(tonnes)	-	415	1,088	1,088	-	-	-
Molybdenum	(tonnes)	323	492	573	573	323	77%	16%

CARBON STEEL MATERIALS
Iron ore	('000 tonnes)	22,545	25,296	23,601	23,601	22,545	5%	-7%
Metallurgical coal	('000 tonnes)	9,241	9,570	8,986	8,986	9,241	-3%	-6%
Manganese ores	('000 tonnes)	1,379	1,418	1,387	1,387	1,379	1%	-2%
Manganese alloys	('000 tonnes)	195	156	139	139	195	-29%	-11%

DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	('000 carats)	986	957	852	852	986	-14%	-11%
Fertilizer	('000 tonnes)	-	73.9	244.9	244.9	-	-	-

ENERGY COAL
Energy coal	('000 tonnes)	23,245	22,703	24,010	24,010	23,245	3%	6%

STAINLESS STEEL MATERIALS
Nickel	('000 tonnes)	19.6	31.8	44.1	44.1	19.6	125%	39%
Ferrochrome	('000 tonnes)	265	178	-	-	265	-100%	-100%

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP BILLITON ATTRIBUTABLE PRODUCTION
		QUARTER ENDED					QUARTER ENDED
	BHP Billiton	SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
	Interest	2004	2004	2005	2005	2005	2005	2004
PETROLEUM
Production
Crude oil & condensate	(000 bbl)	12,366	12,190	12,345	13,939	12,234	12,234	12,366
Natural gas	(bcf)	77.19	87.35	82.35	98.79	97.65	97.65	77.19
LPG	('000 tonnes)	231.03	216.07	199.29	213.71	234.24	234.24	231.03
Ethane	('000 tonnes)	27.75	27.20	23.61	22.97	28.02	28.02	27.75
Total Petroleum Products	(million boe)	28.03	29.38	28.49	33.13	31.38	31.38	28.03

ALUMINIUM
ALUMINA
Production ('000 tonnes)
Worsley	86%	663	686	746	718	689	689	663
Suriname	45%	223	222	220	209	227	227	223
Alumar	36%	114	128	126	127	112	112	114
Total		1,000	1,036	1,092	1,054	1,028	1,028	1,000

ALUMINIUM
Production ('000 tonnes)
Hillside	100%	173	171	169	172	172	172	173
Bayside	100%	46	46	45	29	41	41	46
Alumar	46.3%	44	45	43	44	45	45	44
Valesul	45.5%	11	11	10	11	11	11	11
Mozal	47%	65	65	65	65	65	65	65
Total		339	338	332	321	334	334	339

BASE METALS (a)
COPPER
Payable metal in concentrate ('000 tonnes)
Escondida	57.5%	142.5	146.3	135.4	154.0	168.6	168.6	142.5
Antamina	33.8%	29.9	33.4	29.9	29.9	27.9	27.9	29.9
Tintaya (b)	100%	14.6	22.1	20.7	15.3	17.3	17.3	14.6
Total		187.0	201.8	186.0	199.2	213.8	213.8	187.0

Cathode ('000 tonnes)
Escondida	57.5%	21.9	22.2	21.8	21.4	19.6	19.6	21.9
Cerro Colorado (c)	100%	28.3	30.4	29.8	24.6	14.5	14.5	28.3
Tintaya (b)	100%	9.3	9.1	9.6	6.4	9.7	9.7	9.3
Pinto Valley	100%	2.3	2.3	2.4	2.1	2.2	2.2	2.3
Olympic Dam (d)	100%	-	-	-	16.1	49.1	49.1	-
Total		61.8	64.0	63.6	70.6	95.1	95.1	61.8

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	64,910	71,509	80,899	64,652	64,873	64,873	64,910
Total		64,910	71,509	80,899	64,652	64,873	64,873	64,910

ZINC
Payable metal in concentrate (tonnes)
Cannington	100%	10,968	13,956	15,241	12,676	14,188	14,188	10,968
Antamina	33.8%	12,883	6,962	17,147	15,528	14,959	14,959	12,883
Total		23,851	20,918	32,388	28,204	29,147	29,147	23,851

Refer footnotes on page 4.

BASE METALS (continued)
GOLD
Payable metal in concentrate (ounces)
Escondida	57.5%	25,370	24,475	25,987	20,774	19,194	19,194	25,370
Tintaya (b)	100%	4,762	6,772	6,165	4,066	8,048	8,048	4,762
Olympic Dam (d) (refined gold)	100%	-	-	-	7,042	26,424	26,424	-
Total		30,132	31,247	32,152	31,882	53,666	53,666	30,132

SILVER
Payable metal in concentrate ('000 ounces)
Escondida	57.5%	604	639	650	658	795	795	604
Antamina	33.8%	692	503	830	749	642	642	692
Tintaya (b)	100%	134	186	181	129	167	167	134
Cannington	100%	10,339	11,025	12,383	10,283	9,579	9,579	10,339
Olympic Dam (d) (refined silver)	100%	-	-	-	62	179	179	-
Total		11,769	12,353	14,044	11,881	11,362	11,362	11,769

URANIUM OXIDE CONCENTRATE
Payable metal in concentrate (tonnes)
Olympic Dam (d)	100%	-	-	-	415	1,088	1,088	-
Total		-	-	-	415	1,088	1,088	-

MOLYBDENUM
Payable metal in concentrate (tonnes)
Antamina	33.8%	323	560	431	492	573	573	323
Total		323	560	431	492	573	573	323

CARBON STEEL MATERIALS
IRON ORE (e)
Production ('000 tonnes)
Mt Newman Joint Venture	85%	6,157	6,611	6,475	6,493	6,234	6,234	6,157
Goldsworthy Joint Venture	85%	1,038	1,037	1,017	1,593	1,393	1,393	1,038
Area C Joint Venture	85%	2,990	4,358	4,451	4,813	4,286	4,286	2,990
Yandi Joint Venture	85%	8,767	9,238	8,713	8,943	8,409	8,409	8,767
Jimblebar	100%	1,675	1,622	1,509	1,558	1,398	1,398	1,675
Samarco	50%	1,918	2,050	1,823	1,896	1,881	1,881	1,918
Total		22,545	24,916	23,988	25,296	23,601	23,601	22,545

METALLURGICAL COAL (f)
Production ('000 tonnes)
BMA	50%	6,231	6,184	5,959	7,021	6,693	6,693	6,231
BHP Mitsui Coal (g)	80%	1,748	1,822	1,205	882	726	726	1,748
Illawarra	100%	1,262	1,603	1,719	1,667	1,567	1,567	1,262
Total		9,241	9,609	8,883	9,570	8,986	8,986	9,241

MANGANESE ORES
Saleable production ('000 tonnes)
South Africa (h)	60%	632	639	606	631	566	566	632
Australia (h)	60%	747	722	691	787	821	821	747
Total		1,379	1,361	1,297	1,418	1,387	1,387	1,379

Refer footnotes on page 4.

CARBON STEEL MATERIALS (cont'd)
MANGANESE ALLOYS
Saleable production ('000 tonnes)
South Africa (h)	60%	121	136	137	98	79	79	121
Australia (h)	60%	74	71	60	58	60	60	74
Total		195	207	197	156	139	139	195

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production ('000 carats)
Ekati(TM)	80%	986	872	802	957	852	852	986

FERTILIZER
Production ('000 tonnes)
Southern Cross Fertilizer Operations (i)	100%	-	-	-	73.9	244.9	244.9	-

ENERGY COAL
Production ('000 tonnes)
South Africa	100%	14,588	13,745	12,769	13,548	14,549	14,549	14,588
USA	100%	3,899	3,731	3,169	4,128	4,561	4,561	3,899
Australia	100%	2,595	2,189	2,258	2,823	2,568	2,568	2,595
Colombia	33%	2,163	1,724	1,883	2,204	2,332	2,332	2,163
Total		23,245	21,389	20,079	22,703	24,010	24,010	23,245

STAINLESS STEEL MATERIALS
NICKEL
Production ('000 tonnes)
CMSA	99.8%	11.9	12.4	13.3	13.7	12.8	12.8	11.9
Yabulu	100%	7.7	7.3	7.5	8.9	6.1	6.1	7.7
Nickel West (j)	100%	-	-	-	9.2	25.2	25.2	-
Total		19.6	19.7	20.8	31.8	44.1	44.1	19.6

FERROCHROME
Saleable production ('000 tonnes)
South Africa (h) (k)	60%	265	271	240	178	-	-	265

(a) Metal production is reported on the basis of payable metal.
(b) Production at Tintaya was temporarily suspended on May 25, 2005 following civil unrest in the Espinar region.
Production recommenced on June 20, 2005.
(c) Production at Cerro Colorado was temporarily suspended on June 14, 2005 following an earthquake. Production recommenced on June 30, 2005 and continues at half capacity.
(d) BHP Billiton acquired Olympic Dam with the acquisition of WMC. Production data is shown from June 1, 2005.
(e) Iron ore production is reported on a wet tonnes basis.
(f) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(g) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.
(h) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(i) BHP Billiton acquired Southern Cross Fertilizer Operations (formerly Queensland Fertilizer Operations) with the acquisition of WMC.
Production data is shown from June 1, 2005.
(j) BHP Billiton acquired Nickel West with the acquisition of WMC. Production data is shown from June 1, 2005.
(k) BHP Billiton sold its interest in Samancor Chrome with effect from June 1, 2005.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					QUARTER ENDED
	SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
	2004	2004	2005	2005	2005	2005	2004
PETROLEUM
BHP Billiton attributable production unless otherwise stated.

CRUDE OIL & CONDENSATE ('000 barrels)
Bass Strait	4,835	4,226	3,754	3,921	3,720	3,720	4,835
Minerva (a)	-	-	21	33	34	34	-
North West Shelf - condensate	1,330	1,274	1,305	1,431	1,370	1,370	1,330
North West Shelf - Wanaea/Cossack	1,475	1,272	1,535	1,571	1,149	1,149	1,475
Laminaria (b)	597	472	84	-	-	-	597
Griffin	414	473	403	453	436	436	414
Pakistan	50	54	58	49	49	49	50
Typhoon/Boris (c)	1,461	1,290	907	672	306	306	1,461
Mad Dog (a)	-	-	251	562	440	440	-
Other Americas	181	180	160	145	123	123	181
Angostura (a)	-	-	799	997	998	998	-
Liverpool Bay	1,344	1,858	1,289	1,625	1,160	1,160	1,344
Bruce/Keith	121	321	290	279	254	254	121
Ohanet	558	432	589	461	483	483	558
ROD (d)	-	338	900	1,740	1,712	1,712	-
Total	12,366	12,190	12,345	13,939	12,234	12,234	12,366

NATURAL GAS (billion cubic feet)
Bass Strait	35.61	27.44	20.71	31.98	35.93	35.93	35.61
Minerva (a)	-	-	6.63	9.79	10.30	10.30	-
North West Shelf - Domestic	3.50	3.51	3.64	3.98	3.97	3.97	3.50
North West Shelf - LNG	17.78	22.36	20.81	22.14	21.19	21.19	17.78
Griffin	0.68	0.71	0.54	0.70	0.56	0.56	0.68
Moranbah Coal Bed Methane (e)	-	0.53	1.07	1.64	1.65	1.65	-
Illawarra Coal Bed Methane (f)	1.34	1.65	1.39	1.10	1.12	1.12	1.34
Pakistan	7.69	7.87	8.88	7.25	7.32	7.32	7.69
Typhoon/Boris (c)	2.32	2.53	1.32	0.95	0.46	0.46	2.32
Mad Dog (a)	-	-	0.03	0.18	0.08	0.08	-
Other Americas	1.99	2.05	1.76	1.88	1.89	1.89	1.99
Bruce/Keith	2.26	7.39	7.22	6.90	5.81	5.81	2.26
Liverpool Bay	4.02	11.31	8.35	10.30	7.37	7.37	4.02
Total	77.19	87.35	82.35	98.79	97.65	97.65	77.19

LPG ('000 tonnes)
Bass Strait	145.85	127.70	108.56	128.50	143.55	143.55	145.85
North West Shelf	34.66	29.43	32.28	33.15	39.64	39.64	34.66
Bruce/Keith	6.93	18.65	17.85	16.53	13.73	13.73	6.93
Ohanet	43.59	40.29	40.60	35.53	37.32	37.32	43.59
Total	231.03	216.07	199.29	213.71	234.24	234.24	231.03

ETHANE ('000 tonnes)	27.75	27.20	23.61	22.97	28.02	28.02	27.75

TOTAL PETROLEUM PRODUCTS	28.03	29.38	28.49	33.13	31.38	31.38	28.03
(million barrels of oil equivalent) (g)

(a) Minerva, Mad Dog and Angostura commenced production in January 2005.
(b) BHP Billiton sold its interest in Laminaria with effect from January 14, 2005.
(c) Typhoon/Boris production was suspended in September 2005 following severe hurricane damage sustained to the Typhoon platform.
(d) ROD commenced production in October 2004.
(e) Moranbah Coal Bed Methane commenced production in September 2004 and was first reported in December 2004.
(f) Illawarra Coal Bed Methane production was first reported in December 2004.
(g) Total barrels of oil equivalent (boe) conversions are based on the following:
6000 scf of natural gas equals 1 boe; 1 tonne of LPG equals 11.6 boe; 1 tonne of ethane equals 4.4667 boe.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					QUARTER ENDED
	SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
	2004	2004	2005	2005	2005	2005	2004
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

ALUMINA
Production
Worsley, Australia	663	686	746	718	689	689	663
Paranam, Suriname	223	222	220	209	227	227	223
Alumar, Brazil	114	128	126	127	112	112	114
Total	1,000	1,036	1,092	1,054	1,028	1,028	1,000

Sales
Worsley, Australia	667	681	734	774	584	584	667
Paranam, Suriname	239	221	210	221	203	203	239
Alumar, Brazil	129	131	118	146	107	107	129
Total	1,035	1,033	1,062	1,141	894	894	1,035

ALUMINIUM
Production
Hillside, South Africa	173	171	169	172	172	172	173
Bayside, South Africa	46	46	45	29	41	41	46
Alumar, Brazil	44	45	43	44	45	45	44
Valesul, Brazil	11	11	10	11	11	11	11
Mozal, Mozambique	65	65	65	65	65	65	65
Total	339	338	332	321	334	334	339

Sales
Hillside, South Africa	155	189	153	185	168	168	155
Bayside, South Africa	45	41	39	45	34	34	45
Alumar, Brazil	43	44	43	46	42	42	43
Valesul, Brazil	12	11	11	10	11	11	12
Mozal, Mozambique	59	69	62	74	54	54	59
Total	314	354	308	360	309	309	314

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					QUARTER ENDED
		SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
		2004	2004	2005	2005	2005	2005	2004
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile
Material mined (100%)	('000 tonnes)	100,466	97,512	90,838	85,592	90,919	90,919	100,466
Sulphide ore milled (100%)	('000 tonnes)	20,637	20,926	19,913	21,725	22,255	22,255	20,637
Average copper grade	(%)	1.47%	1.47%	1.41%	1.51%	1.59%	1.59%	1.47%
Production ex Mill (100%)	('000 tonnes)	256.8	265.1	241.1	277.8	304.4	304.4	256.8

Production
Payable copper	('000 tonnes)	142.5	146.3	135.4	154.0	168.6	168.6	142.5
Payable gold concentrate	(fine ounces)	25,370	24,475	25,987	20,774	19,194	19,194	25,370
Copper cathode (EW)	('000 tonnes)	21.9	22.2	21.8	21.4	19.6	19.6	21.9
Payable silver concentrate	('000 ounces)	604	639	650	658	795	795	604

Sales
Payable copper	('000 tonnes)	140.0	148.3	137.1	145.9	169.4	169.4	140.0
Payable gold concentrate	(fine ounces)	24,732	25,462	27,882	19,816	19,294	19,294	24,732
Copper cathode (EW)	('000 tonnes)	22.7	22.7	18.6	26.8	19.3	19.3	22.7
Payable silver concentrate	('000 ounces)	582	690	712	631	803	803	582

Tintaya, Peru (a)
Material mined	('000 tonnes)	18,676	17,486	17,575	12,385	17,228	17,228	18,676
Sulphide Ore milled	('000 tonnes)	1,621	1,564	1,560	1,086	1,546	1,546	1,621
Average copper grade	(%)	1.14%	1.64%	1.56%	1.67%	1.33%	1.33%	1.14%

Production
Payable copper	('000 tonnes)	14.6	22.1	20.7	15.3	17.3	17.3	14.6
Payable gold concentrate	(fine ounces)	4,762	6,772	6,165	4,066	8,048	8,048	4,762
Copper cathode (EW)	('000 tonnes)	9.3	9.1	9.6	6.4	9.7	9.7	9.3
Payable silver concentrate	('000 ounces)	134	186	181	129	167	167	134

Sales
Payable copper	('000 tonnes)	5.7	25.9	23.3	17.2	17.0	17.0	5.7
Payable gold concentrate	(fine ounces)	1,219	8,491	7,593	7,073	6,783	6,783	1,219
Copper cathode (EW)	('000 tonnes)	10.4	8.1	9.2	8.2	10.3	10.3	10.4
Payable silver concentrate	('000 ounces)	64	234	193	160	161	161	64

(a) Production at Tintaya was temporarily suspended on May 25, 2005 following civil unrest in the Espinar region.
Production recommenced on June 20, 2005.

Cerro Colorado, Chile (a)
Material mined	('000 tonnes)	17,554	16,378	16,856	14,805	16,696	16,696	17,554
Ore milled	('000 tonnes)	4,232	4,362	3,865	3,144	3,344	3,344	4,232
Average copper grade	(%)	0.87%	0.91%	1.00%	0.83%	0.79%	0.79%	0.87%

Production
Copper cathode (EW)	('000 tonnes)	28.3	30.4	29.8	24.6	14.5	14.5	28.3

Sales
Copper cathode (EW)	('000 tonnes)	28.9	28.2	32.5	24.8	15.0	15.0	28.9

(a) Production at Cerro Colorado was temporarily suspended on June 14, 2005 following an earthquake.
Production recommenced on June 30, 2005 and continues at half capacity.

Antamina, Peru
Material mined (100%)	('000 tonnes)	33,177	33,201	30,808	31,802	32,839	32,839	33,177
Sulphide ore milled (100%)	('000 tonnes)	8,069	8,027	7,072	7,557	7,367	7,367	8,069
Average head grades
- Copper	(%)	1.26%	1.45%	1.41%	1.35%	1.30%	1.30%	1.26%
- Zinc	(%)	1.02%	0.47%	1.16%	1.09%	1.04%	1.04%	1.02%

Production
Payable copper	('000 tonnes)	29.9	33.4	29.9	29.9	27.9	27.9	29.9
Payable zinc	(tonnes)	12,883	6,962	17,147	15,528	14,959	14,959	12,883
Payable silver	('000 ounces)	692	503	830	749	642	642	692
Payable molybdenum	(tonnes)	323	560	431	492	573	573	323

Sales
Payable copper	('000 tonnes)	32.1	32.2	30.0	28.7	30.7	30.7	32.1
Payable zinc	(tonnes)	13,617	4,185	18,293	15,066	13,203	13,203	13,617
Payable silver	('000 ounces)	624	632	718	769	669	669	624
Payable molybdenum	(tonnes)	160	300	592	587	538	538	160

Cannington, Australia
Material mined	('000 tonnes)	828	844	885	880	910	910	828
Ore milled	('000 tonnes)	730	825	788	746	772	772	730
Average head grades
- Silver	(g/t)	504	500	571	482	453	453	504
- Lead	(%)	10.3%	10.0%	11.9%	9.8%	9.9%	9.9%	10.3%
- Zinc	(%)	3.1%	3.0%	3.5%	3.0%	3.3%	3.3%	3.1%

Production
Payable silver	('000 ounces)	10,339	11,025	12,383	10,283	9,579	9,579	10,339
Payable lead	(tonnes)	64,910	71,509	80,899	64,652	64,873	64,873	64,910
Payable zinc	(tonnes)	10,968	13,956	15,241	12,676	14,188	14,188	10,968

Sales
Payable silver	('000 ounces)	9,266	9,006	13,514	12,265	9,078	9,078	9,266
Payable lead	(tonnes)	62,774	57,286	88,237	76,680	59,942	59,942	62,774
Payable zinc	(tonnes)	12,170	9,146	18,628	13,415	10,676	10,676	12,170

Olympic Dam, Australia (a)
Material mined (b)	('000 tonnes)	-	-	-	855	2,007	2,007	-
Ore milled	('000 tonnes)	-	-	-	933	2,345	2,345	-
Average copper grade	(%)	-	-	-	2.15%	2.26%	2.26%	-
Average uranium grade	kg/t	-	-	-	0.60	0.64	0.64	-

Production
Copper cathode (ER)	('000 tonnes)	-	-	-	14.5	44.2	44.2	-
Copper cathode (EW)	('000 tonnes)	-	-	-	1.6	4.9	4.9	-
Uranium oxide concentrate	(tonnes)	-	-	-	415	1,088	1,088	-
Refined gold	(fine ounces)	-	-	-	7,042	26,424	26,424	-
Refined silver	('000 ounces)	-	-	-	62	179	179	-

Sales
Copper cathode (ER)	('000 tonnes)	-	-	-	16.2	47.2	47.2	-
Copper cathode (EW)	('000 tonnes)	-	-	-	1.1	5.5	5.5	-
Uranium oxide concentrate	(tonnes)	-	-	-	391	879	879	-
Refined gold	(fine ounces)	-	-	-	10,555	21,192	21,192	-
Refined silver	('000 ounces)	-	-	-	68	144	144	-

(a) BHP Billiton acquired Olympic Dam with the acquisition of WMC. Production data was first reported from June 1, 2005.
(b) Material mined refers to run of mine ore mined and hoisted.

Pinto Valley, USA
Production
Copper cathode (EW)	('000 tonnes)	2.3	2.3	2.4	2.1	2.2	2.2	2.3

Sales
Copper cathode (EW)	('000 tonnes)	1.5	1.8	2.8	2.3	2.3	2.3	1.5

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					QUARTER ENDED
	SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
	2004	2004	2005	2005	2005	2005	2004
CARBON STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

IRON ORE (a)
Pilbara, Australia
Production
Mt Newman Joint Venture	6,157	6,611	6,475	6,493	6,234	6,234	6,157
Goldsworthy Joint Venture	1,038	1,037	1,017	1,593	1,393	1,393	1,038
Area C Joint Venture	2,990	4,358	4,451	4,813	4,286	4,286	2,990
Yandi Joint Venture	8,767	9,238	8,713	8,943	8,409	8,409	8,767
Jimblebar	1,675	1,622	1,509	1,558	1,398	1,398	1,675
Total (BHP Billiton share)	20,627	22,866	22,165	23,400	21,720	21,720	20,627
Total production (100%)	23,971	26,615	25,810	27,254	25,306	25,306	23,971

Sales (b)
Lump	5,533	5,944	5,757	6,849	5,879	5,879	5,533
Fines	14,524	16,096	15,909	17,052	15,702	15,702	14,524
Total (BHP Billiton share)	20,057	22,040	21,666	23,901	21,581	21,581	20,057
Total shipments (100%)	23,596	25,929	25,489	28,119	25,389	25,389	23,596

(a) Iron ore production and shipments are reported on a wet tonnes basis.
(b) Previously shipments, now disclosed as sales to reflect revenue recognition.

Samarco, Brazil
Production	1,918	2,050	1,823	1,896	1,881	1,881	1,918

Shipments	1,976	2,142	1,768	1,728	1,900	1,900	1,976

METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA
Blackwater	1,638	1,709	1,615	1,603	1,627	1,627	1,638
Goonyella	1,112	1,254	1,355	1,740	1,609	1,609	1,112
Peak Downs	1,198	1,164	842	1,322	1,250	1,250	1,198
Saraji	809	812	752	878	675	675	809
Norwich Park	700	680	664	836	759	759	700
Gregory Joint Venture	774	565	731	642	773	773	774
BMA total	6,231	6,184	5,959	7,021	6,693	6,693	6,231

BHP Mitsui Coal (b)
Riverside	910	951	480	43	-	-	910
South Walker Creek	838	871	725	839	726	726	838
BHP Mitsui Coal total	1,748	1,822	1,205	882	726	726	1,748
Queensland total	7,979	8,006	7,164	7,903	7,419	7,419	7,979

Shipments
Coking coal	5,188	5,801	5,440	5,705	4,869	4,869	5,188
Weak coking coal	1,665	1,722	1,609	1,619	1,207	1,207	1,665
Thermal coal	743	527	632	815	579	579	743
Total	7,596	8,050	7,681	8,139	6,655	6,655	7,596

(a) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

Illawarra, Australia
Production	1,262	1,603	1,719	1,667	1,567	1,567	1,262

Shipments
Coking coal	1,097	1,610	1,447	1,500	1,190	1,190	1,097
Thermal coal	82	144	93	27	383	383	82
Total	1,179	1,754	1,540	1,527	1,573	1,573	1,179

MANGANESE ORES
South Africa
Saleable production (a)	632	639	606	631	566	566	632

Australia
Saleable production (a)	747	722	691	787	821	821	747

MANGANESE ALLOYS
South Africa
Saleable production (a)	121	136	137	98	79	79	121

Australia
Saleable production (a)	74	71	60	58	60	60	74

(a) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					QUARTER ENDED
		SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
		2004	2004	2005	2005	2005	2005	2004
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS
Ekati(TM), Canada
Ore Processed (100%)	('000 tonnes)	1,184	1,094	1,101	1,216	1,158	1,158	1,184

Production	('000 carats)	986	872	802	957	852	852	986

FERTILIZER
Southern Cross Fertilizer Operations, Australia (a)
Production (b)	('000 tonnes)	-	-	-	73.9	244.9	244.9	-

Sales (b)	('000 tonnes)	-	-	-	105.9	175.5	175.5	-

(a) BHP Billiton acquired Southern Cross Fertilizer Operations (formerly Queensland Fertilizer Operations) with the acquisition of WMC. Production data was first reported from June 1, 2005.
(b) Includes diammonium phosphate and monoammonium phosphate.

PRODUCTION AND SHIPMENT REPORT
QUARTER ENDED	QUARTER ENDED
SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
2004	2004	2005	2005	2005	2005	2004
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

Ingwe, South Africa
Production	14,588	13,745	12,769	13,548	14,549	14,549	14,588

Sales
Export	5,551	4,750	5,082	5,094	5,436	5,436	5,551
Local utility	8,546	8,106	7,069	7,560	8,013	8,013	8,546
Inland	383	308	353	186	309	309	383
Total	14,480	13,164	12,504	12,840	13,758	13,758	14,480

New Mexico, USA
Production
Navajo Coal	2,083	1,765	2,008	2,389	2,238	2,238	2,083
San Juan Coal	1,816	1,966	1,161	1,739	2,323	2,323	1,816
Total	3,899	3,731	3,169	4,128	4,561	4,561	3,899

Sales - local utility	3,897	3,739	3,447	3,319	3,769	3,769	3,897

Hunter Valley, Australia
Production	2,595	2,189	2,258	2,823	2,568	2,568	2,595

Sales
Export	1,440	1,201	1,866	1,746	1,570	1,570	1,440
Inland	1,220	595	872	1,186	983	983	1,220
Total	2,660	1,796	2,738	2,932	2,553	2,553	2,660

Cerrejon Coal, Colombia
Production	2,163	1,724	1,883	2,204	2,332	2,332	2,163

Sales - export	2,166	1,954	1,927	2,338	2,170	2,170	2,166

PRODUCTION AND SHIPMENT REPORT
QUARTER ENDED	QUARTER ENDED
SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
2004	2004	2005	2005	2005	2005	2004
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

NICKEL
CMSA, Colombia
Production	11.9	12.4	13.3	13.7	12.8	12.8	11.9

Sales	10.6	13.3	13.4	12.8	11.1	11.1	10.6

Yabulu, Australia
Production
Nickel metal	7.7	7.3	7.5	8.9	6.1	6.1	7.7
Cobalt	0.5	0.4	0.5	0.4	0.3	0.3	0.5

Sales
Nickel metal	7.7	7.8	7.7	8.3	6.3	6.3	7.7
Cobalt	0.4	0.5	0.3	0.4	0.4	0.4	0.4

Nickel West, Australia (a)
Production
Nickel contained in finished matte	-	-	-	3.3	9.7	9.7	-
Nickel metal	-	-	-	5.9	15.5	15.5	-
Nickel production	-	-	-	9.2	25.2	25.2	-

Sales
Nickel contained in finished matte	-	-	-	3.5	7.6	7.6	-
Nickel metal	-	-	-	4.7	15.9	15.9	-
Nickel sales	-	-	-	8.2	23.5	23.5	-

(a) BHP Billiton acquired Nickel West with the acquisition of WMC. Production data was first reported from June 1, 2005.

FERROCHROME
South Africa (a)
Saleable production (b)	265	271	240	178	-	-	265

(a) BHP Billiton sold its interest in Samancor Chrome with effect from June 1, 2005.
(b) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 27 October 2005	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary